Exhibit 99.4

CERTIFICATE OF MICHAEL D. MARTIN

I, Michael D. Martin of 499, Crawford Street, Golden, Colorado, USA certify that:

1)	I am a Senior Associate, Behre Dolbear and Company, (USA) Inc., 6430 South Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado, 80112.
2)	I am a graduate of Cambridge University, England with an M.A. (Science) in 1955 and of the Royal School of Mines, London University, England with a B.Sc. (Min. Eng.) in 1953
3)	I am a member of SME and a Qualified Professional (QP) Member – Mining, of the Mining and Metallurgical Society of America, QP Member Number 1326.
4)	I have practiced my profession continuously since 1953 and have been involved in management and mining engineering activities for copper, molybdenum, gold, silver, and iron ore projects.
5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for part of Section 1.11, 16.0, and 21.0 of the “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012.

7)

I visited the Molejón Mine Property on five separate occasions, commencing with February 25-26, 2010. My most recent to the property was on April 12, 2012 (for 3 days). Otherwise, I have had no prior involvement with the properties that are the subject of the Technical Report.

8)	I am independent of Petaquilla Minerals LTD, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.
9)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading

10)	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Michael D. Martin
Michael D. Martin, B.Sc., MMSA QP 1326